Etherdyne Technologies, Inc.

ANNUAL REPORT

2933 Bunker Hill Lane, Suite 210
Santa Clara, CA 95054
415-254-5283
https://www.etherdyne.net/

This Annual Report is dated May 20, 2026.

BUSINESS

The company designs wireless power infrastructure system as a solution to various market places. The technology uses magnetic resonance to safely deliver power to multiple devices simultaneously within a pre-defined power zones.

Previous Offerings

The company designs wireless power infrastructure system as a solution to various market places. The technology uses magnetic resonance to safely deliver power to multiple devices simultaneously within a pre-defined power zones.

REGULATORY INFORMATION

The company has not previously failed to comply with the requirements of Regulation Crowdfunding;

MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATION

Operating Results – 2025 Compared to 2024

Revenue

Revenue for fiscal year 2024 was $533,315 compared to $465,988 in fiscal year 2025.

Slight decrease in Revenue is due to continued investment and focus in R&D and productization of the technology. This was preparing the company for commercialization.

Cost of Sales

Cost of Sales for fiscal year 2024 was $146,134 compared to $217,645 in fiscal year 2025.

Slight Increase in Cost of Sales due to multiple proof of concepts and channel/partnership building readying the company for deployments to partners.

Gross Margins

Gross margins for fiscal year 2024 were $387,181 compared to $248,343 in fiscal year 2025.

Slight Gross Margins decreased due to slight reduction in revenue.

Expenses

Expenses for fiscal year 2024 were $ 1,368,047 compared to $1,717,389 in fiscal year 2025.

Expenses increased in 2025 due to staff increases and investments in design, legal and financial outsourcing.

Liquidity and Capital Resources

At December 31, 2025, the Company had cash of 72410.

Debt

Company has debts.

DIRECTORS, EXECUTIVE OFFICERS AND SIGNIFICANT EMPLOYEES

Our directors and executive officers as of the date hereof, are as follows:

PRINCIPAL SECURITY HOLDERS

Set forth below is information regarding the beneficial ownership of our Common Stock, our only outstanding class of capital stock, as of December 31, 2025, by (i) each person whom we know owned, beneficially, more than 10% of the outstanding shares of our Common Stock, and (ii) all of the current officers and directors as a group. We believe that, except as noted below, each named beneficial owner has sole voting and investment power with respect to the shares listed. Unless otherwise indicated herein, beneficial ownership is determined in accordance with the rules of the Securities and Exchange Commission and includes voting or investment power with respect to shares beneficially owned.

RELATED PARTY TRANSACTIONS

The Company has not conducted any related party transactions.

OUR SECURITIES

The Company has authorized Common Stock Class A, Common Stock Class F, Series A-1 Preferred Stock, Series A-2 Preferred Stock, Series A-3 Preferred Stock, Series A-4 Preferred Stock, Series A-5 Preferred Stock, and Crowdfunding SAFE Note.

Common Stock Class A
• Authorized: 20,000,000
• Outstanding: 981,298
• Voting Rights: 1 vote per share.
• Material Rights: The amount outstanding of Common Stock Class A does not include 2,569,981 shares to be issued pursuant to stock options outstanding.

The amount outstanding of Common Stock Class A does not include 668,827 shares to be issued pursuant to shares reserved for issuance under the Company's stock plan.

Distribution rights & preferences

Both class A and F share equally (pari passu) in dividends when declared. Dividends paid in stock are distributed in the same class (Class A receives A; Class F receives F)

Liquidation rights and preferences

Both share equally, pro rata, in assets available after debts and Preferred liquidation rights.

Dividend rights

Only when declared by the Board; no mandatory dividends.

Please see Exhibit F for additional information.
Common Stock Class F
• Authorized: 6,900,000
• Outstanding: 6,256,250
• Voting Rights: 10 votes per share.
• Material Rights: Distribution rights & preferences

Both class A & F share equally (pari passu) in dividends when declared.Dividends paid in stock are distributed in the same class (Class A receives A; Class F receives F)

Liquidation rights and preferences

Both share equally, pro rata, in assets available after debts and Preferred liquidation rights.

Dividend rights

Only when declared by the Board; no mandatory dividends.

Conversion rights

Class F can convert into Class A at the holder's option. Automatic conversion to Class A upon transfer (except to permitted entities) or upon death of the Class F holder

Please see Exhibit F for additional information.
Series A-1 Preferred Stock
• Authorized: 1,607,548
• Outstanding: 1,607,548
• Voting Rights: Vote with Common on an as-converted basis. Series A Preferred as a class elects one director.
• Material Rights: Distribution rights and preferences

Holders must receive dividends at least equal to the dividend on Common, calculated as if converted, before Common may receive dividends.

Liquidation rights and preferences

Entitled to the greater of: 1x Original Issue Price + unpaid dividends, or The amount payable if converted into Common. Paid before Common and share ratably among Preferred holders. "Deemed Liquidation Events" include certain mergers, asset sales, or changes of control.

Dividend rights

Must receive dividends equal to or better than Common before Common gets any.

Conversion rights

Convertible into Class A at holder's option. Automatically convert upon a qualified IPO (≥$50M raise & national exchange listing) or if approved by majority of Preferred.

Please see Exhibit F for additional information.
Series A-2 Preferred Stock
• Authorized: 1,753,207
• Outstanding: 1,753,207
• Voting Rights: Vote with Common on an as-converted basis.
• Material Rights: Distribution rights and preferences

Holders must receive dividends at least equal to the dividend on Common, calculated as if converted, before Common may receive dividends.

Liquidation rights and preferences

Entitled to the greater of: 1x Original Issue Price + unpaid dividends, or The amount payable if converted into Common. Paid before Common and share ratably among Preferred holders. "Deemed Liquidation Events" include certain mergers, asset sales, or changes of control.

Dividend rights

Must receive dividends equal to or better than Common before Common gets any.

Conversion rights

Convertible into Class A at holder's option. Automatically convert upon a qualified IPO (≥$50M raise & national exchange listing) or if approved by majority of Preferred.

Please see Exhibit F for additional information.

Series A-3 Preferred Stock
- Authorized: 466,798
- Outstanding: 466,798
- Voting Rights: Vote with Common on an as-converted basis.
- Material Rights: Distribution rights and preferences

Holders must receive dividends at least equal to the dividend on Common, calculated as if converted, before Common may receive dividends.

Liquidation rights and preferences

Entitled to the greater of: 1x Original Issue Price + unpaid dividends, or The amount payable if converted into Common. Paid before Common and share ratably among Preferred holders. "Deemed Liquidation Events" include certain mergers, asset sales, or changes of control.

Dividend rights

Must receive dividends equal to or better than Common before Common gets any.

Conversion rights

Convertible into Class A at holder's option. Automatically convert upon a qualified IPO (≥$50M raise & national exchange listing) or if approved by majority of Preferred.

Please see Exhibit F for additional information.

Series A-4 Preferred Stock
- Authorized: 143,473
- Outstanding: 143,473
- Voting Rights: Vote with Common on an as-converted basis.
- Material Rights: Distribution rights and preferences

Holders must receive dividends at least equal to the dividend on Common, calculated as if converted, before Common may receive dividends.

Liquidation rights and preferences

Entitled to the greater of: 1x Original Issue Price + unpaid dividends, or The amount payable if converted into Common. Paid before Common and share ratably among Preferred holders. "Deemed Liquidation Events" include certain mergers, asset sales, or changes of control.

Dividend rights

Must receive dividends equal to or better than Common before Common gets any.

Conversion rights

Convertible into Class A at holder's option. Automatically convert upon a qualified IPO (≥$50M raise & national exchange listing) or if approved by majority of Preferred.

Please see Exhibit F for additional information.
Series A-5 Preferred Stock
• Authorized: 1,673,917
• Outstanding: 1,562,669
• Voting Rights: Vote with Common on an as-converted basis.
• Material Rights: Material Rights

Distribution rights and preferences

Holders must receive dividends at least equal to the dividend on Common, calculated as if converted, before Common may receive dividends.

Liquidation rights and preferences

Entitled to the greater of: 1x Original Issue Price + unpaid dividends, or The amount payable if converted into Common. Paid before Common and share ratably among Preferred holders. "Deemed Liquidation Events" include certain mergers, asset sales, or changes of control.

Dividend rights

Must receive dividends equal to or better than Common before Common gets any.

Conversion rights

Convertible into Class A at holder's option. Automatically convert upon a qualified IPO (≥$50M raise & national exchange listing) or if approved by majority of Preferred.

Please see Exhibit F for additional information.
Crowdfunding SAFE Note
• Amount Outstanding: $0.00
• Conversion Type: Crowdfunding Stock
• Conversion Trigger: $5,000,000
• Valuation Cap: $46,000,000.00
• Discount Rate: 20
• Material Rights: Please note that the "Discount Rate" for the purposes of the SAFE conversion below is equal to 1 - the Discount received by the investor (base discount received is 20% in this offering).

Voting Proxy

As a condition to issuance of shares of the Crowdfunding Stock (the "Securities"), the Investor agrees to the appointment of the Chief Executive Officer of the Company (the "CEO"), or his or her successor, as the Investor's true and lawful proxy and attorney, with the power to act alone and with full power of substitution, to, consistent with this instrument and on behalf of the Investor, (i) vote all Securities, (ii) give and receive notices and communications, (iii) execute any instrument or document that the CEO determines is necessary or appropriate in the exercise of its authority under this instrument, and (iv) take all actions necessary or appropriate in the judgment of the CEO for the accomplishment of the foregoing. The proxy and power granted by the Investor pursuant to this Section are coupled with an interest. Such proxy and power will be irrevocable. The proxy and power, so long as the Investor is an individual, will survive the death, incompetency and disability of the Investor and, so long as the Investor is an entity, will survive the merger or reorganization of the Investor or any other entity holding the Securities. However, the proxy will terminate upon the closing of a firm commitment underwritten public offering pursuant to an effective registration statement under the Securities Act of 1933 covering the offer and sale of Common Stock or the effectiveness of a registration statement under the Securities Exchange Act of 1934 covering the Common Stock;

(a) Equity Financing.

If an Equity Financing occurs before this instrument terminates in accordance with Sections 1(b) or 1(c), the Company shall notify the Investor of the closing of the Equity Financing and issue to the Investor a number of shares of the Crowdfunding Stock equal to the quotient obtained by dividing (x) the Purchase Amount by (y) the applicable Conversion Price.

(b)   Liquidity Event.

If a Liquidity Event occurs before this instrument terminates in accordance with Sections 1(a) or 1(c), the Investor will automatically be entitled to receive a portion of Proceeds, payable immediately prior to or concurrent with the consummation of such Liquidity Event, equal to the greater of:

(i) the Purchase Amount (the "Cash-Out Amount"), or

(ii) the amount payable on the number of shares of Common Stock equal to the Purchase Amount divided by the Liquidity Price (the "Conversion Amount").

Additionally, if any of the Company's security holders are given a choice regarding the form and amount of Proceeds to be received in a Liquidity Event, the Investor shall be provided the same choice, provided that the Investor may not choose to receive a form of consideration that the Investor would be ineligible to receive as a result of the Investor's failure to satisfy any requirement or limitation generally applicable to the Company's securityholders, or under any applicable laws.

Notwithstanding the foregoing, in connection with a Change of Control intended to qualify as a tax-free reorganization, the Company may reduce the cash portion of Proceeds payable to the Investor by the amount determined by its board of directors in good faith for such Change of Control to qualify as a tax-free reorganization for U.S. federal income tax purposes, provided that such reduction (A) does not reduce the total Proceeds payable to such Investor and (B) is applied in the same manner and on a pro rata basis to all securityholders who have equal priority to the Investor under Section 1(d).

(c)   Dissolution Event. If there is a Dissolution Event before this instrument terminates in accordance with Sections 1(a) or 1(b), the Investor will automatically be entitled (subject to the liquidation priority set forth in Section 1(d) below) to receive a portion of Proceeds equal to the Cash-Out Amount, due and payable to the Investor immediately prior to the consummation of the Dissolution Event.

(d) Liquidation Priority. In a Liquidity Event or Dissolution Event, this Safe is intended to operate like standard non-participating Preferred Stock. The Investor's right to receive its Cash-Out Amount is:

(i)   Junior to payment of outstanding indebtedness and creditor claims, including contractual claims for payment and convertible promissory notes (to the extent such convertible promissory notes are not actually or notionally converted into Capital Stock);

(ii)   On par with payments for other Safes and/or Preferred Stock, and if the applicable Proceeds are insufficient to permit full payments to the Investor and such other Safes and/or Preferred Stock, the applicable Proceeds will be distributed pro rata to the Investor and such other Safes and/or Preferred Stock in proportion to the full payments that would otherwise be due; and

        (iii)   Senior to payments for Common Stock.

The Investor's right to receive its Conversion Amount is (A) on par with payments for Common Stock and other Safes and/or Preferred Stock who are also receiving Conversion Amounts or Proceeds on a similar as-converted to Common Stock basis, and (B) junior to payments described in clauses (i) and (ii) above (in the latter case, to the extent such payments are Cash-Out Amounts or similar liquidation preferences).

(e) Termination. This instrument will automatically terminate (without relieving the Company of any obligations arising from a prior breach of or non-compliance with this instrument) upon the earlier to occur: (i) the issuance of Capital Stock to the Investor pursuant to the automatic conversion of this Safe under Section 1(a) or 1(b); or (ii) the payment, or setting aside for payment, of amounts due to the Investor pursuant to Section 1(b) or 1(c).

Certain Definitions

"Capital Stock" means the capital stock of the Company, including, without limitation, Common Stock and Preferred Stock.

"Common Stock" means common stock of the Company.

"Conversion Price" means either: (i) the Safe Price or (ii) the Discount Price, whichever calculation results in the lower price per share and therefore will result in a greater number of shares of the Crowdfunding Stock.

"Crowdfunding Stock" shall mean the most senior class of equity securities issued by the Company in an Equity Financing, whether Common Stock, Preferred Stock, or another class of equity securities, on the same terms as new investors in such financing.

"Equity Financing" shall mean a bona fide transaction or series of transactions pursuant to which the Company sells its Equity Securities at a fixed valuation (including, but not limited to, a pre-money or post-money valuation), to one or more third parties following the date of this instrument from which the Company receives gross proceeds of not less than [$5,000,000.00] (excluding the conversion of any instruments convertible into or exercisable or exchangeable for Capital Stock, such as Safes or convertible promissory notes) with the principal purpose of raising capital.

"Equity Securities" shall mean Common Stock or Preferred Stock or any securities convertible into, exchangeable for or conferring the right to purchase (with or without additional consideration) Common Stock or Preferred Stock, except in each case, (i) any security granted, issued and/or sold by the Company to any director, officer, employee, advisor or consultant of the Company in such capacity for the primary purpose of soliciting or retaining his, her or its services, (ii) any convertible promissory notes issued by the Company, and (iii) any Safes issued.

"Discount Price" means the lowest price per share of Crowdfunding Stock sold in an Equity Financing (determined without taking into account any incentives or other discount) multiplied by the Discount Rate. For clarity, if the Company increases the share price during the Equity Financing, the original price will be the lowest price per share for this purpose; however, if a Company offers a discount to certain investors during the Equity Financing, such discount will not be included when determining the lowest price per share.

"Liquidity Event" means a Change of Control, a Direct Listing or an Initial Public Offering.

"Liquidity Price" means either (i) the price per share equal to the Post-Money Valuation Cap divided by the Liquidity Capitalization or (ii) the price per share equal to the fair market value of the Common Stock at the time of the Liquidity Event, as determined by reference to the purchase price payable in connection with such Liquidity Event, multiplied by the Discount Rate, whichever calculation results in a lower price per share.

"Safe Price" means the price per share equal to the Post-Money Valuation Cap divided by the Fully Diluted Capitalization.

What it means to be a minority holder

As a minority holder of [Security Name] of the Company, you will have limited rights in regard to the corporate actions of the Company, including additional issuances of securities, company repurchases of securities, a sale of the Company or its significant assets, or company transactions with related parties. Further, investors in this offering may have rights less than those of other investors and will have limited influence on the corporate actions of the Company.

Dilution

Investors should understand the potential for dilution. The investor's stake in a company could be diluted due to the Company issuing additional shares. In other words, when the Company issues more shares, the percentage of the Company that you own will go down, even though the value of the Company may go up. You will own a smaller piece of a larger company. This increase in the number of shares outstanding could result from a stock offering (such as an initial public offering, another crowdfunding round, a venture capital round, or angel investment), employees exercising stock options, or by conversion of certain instruments (e.g. convertible bonds, preferred shares or warrants) into stock.
  If the Company decides to issue more shares, an investor could experience value dilution, with each share being worth less than before, and control dilution, with the total percentage an investor owns being less than before. There may also be earnings dilution, with a reduction in the amount earned per share (though this

typically occurs only if the Company offers dividends, and most early-stage companies are unlikely to offer dividends, preferring to invest any earnings into the Company).

RISK FACTORS

RESTRICTIONS ON TRANSFER

The common stock sold in the Regulation CF offering, may not be transferred by any purchaser, for a period of one-year beginning when the securities were issued, unless such securities are transferred:
(1)   to the Company;
(2)   to an accredited investor;
(3)   as part of an offering registered with the SEC; or
(4)   to a member of the family of the purchaser or the equivalent, to a trust controlled by the purchaser, to a trust created for the benefit of a member of the family of the purchaser or the equivalent, or in connection with the death or divorce of the purchaser or other similar circumstance.

SIGNATURES

Pursuant to the requirements of Sections 4(a)(6) and 4A of the Securities Act of 1933 and Regulation Crowdfunding (§ 227.100-503), the issuer certifies that it has reasonable grounds to believe that it meets all of the requirements for filing on Form C and has duly caused this Form to be signed on its behalf by the duly authorized undersigned, on November 10, 2025.

Etherdyne Technologies, Inc.
By /s/ *Jeffrey Jyh-Chung Yen*
Title: CEO and Director

By /s/ *Jeffrey Jyh-Chung Yen*
Name: Jeffrey Jyh-Chung Yen
Title: CEO and Director

By /s/ *Leon Hounshell*
Name: Leon Hounshell
Title: COO

Exhibit A
FINANCIAL STATEMENTS

Etherdyne Technologies, Inc.
Yearly Balance Sheet
As of Dec 31, 2025

Distribution account	2025
Assets	
Current Assets	
Bank Accounts	
1000 Wells Fargo Checking 4131	14,803
1020 Wells Fargo Savings Bank 0592	34,400
1030 BOA Bank 7159	-
1040 BOA 3713	-
1050 SVB Bank 3354	24,508
1060 PayPal	699
Total for Bank Accounts	**74,410**
Accounts Receivable	
1100 Accounts Receivable	900
Total for Accounts Receivable	**900**
Other Current Assets	
1320 Inventory Asset	93,108
1360 Funds Held by StartEngine	22,622
1400 Prepaid Expenses	942
Total for Other Current Assets	**116,672**
Total for Current Assets	**191,982**
Other Assets	
1510 Right-of-Use Asset	86,911
Total for Other Assets	**86,911**
Total for Assets	**278,893**
Liabilities and Equity	
Liabilities	
Current Liabilities	
Accounts Payable	

2000 Accounts Payable	263,281
Total for Accounts Payable	**263,281**
Credit Cards	
2410 Wells Fargo CC 0473	34,091
2430 BOA CC 9112	-
2450 BOA CC 6704	-
2460 Amex CC 91001	1,712
Total for Credit Cards	**35,803**
Other Current Liabilities	
2200 Accrued Liabilities	
2210 Accrued Expenses	184,175
Total for 2200 Accrued Liabilities	**184,175**
2350 Deferred Payroll Liability	271,773
2500 Short Term Loan	
2540 Loan from Owner	151,240
2520 Due to shareholder	50,000
Total for 2500 Short Term Loan	**201,240**
2530 Lease liability - current portion	64,712
Total for Other Current Liabilities	**721,900**
Total for Current Liabilities	**1,020,984**
Long-term Liabilities	
2470 Convertible Note	-
2475 Convertible note - accumualted interest	(0)
Total for 2470 Convertible Note	**(0)**
2480 Lease liability - non current portion	22,199
Total for Long-term Liabilities	**22,199**
Total for Liabilities	**1,043,183**
Equity	
3540 Series A-5 Investment	2,894,060
3610 Start engine funding	402,833
3700 Issuance Cost	(64,867)

3200 Common Stock	
3210 Common Stock Class F	334
3220 Common Stock Class A	130
Total for 3200 Common Stock	**465**
3510 Series A-1 Investment	1,999,999
3515 Series A-2 Investment	1,749,972
3520 Series A-3 Investment	999,998
3530 Series A-4 Investment	276,620
Retained Earnings	(7,555,866)
Net Income	(1,467,503)
Total for Equity	**(764,290)**
Total for Liabilities and Equity	**278,893**

Etherdyne Technologies, Inc.
Yearly Income Statement
January 1, 2024-December 31, 2025

Distribution account	2025
Income	
4010 Product Income	351,488
4020 Support and Maintainance	114,500
Total for Income	**465,988**
Cost of Goods Sold	
Cost of Goods Sold	204,812
Shipping	12,833
Total for Cost of Goods Sold	**217,645**
Gross Profit	**248,343**
Expenses	
6000 Payroll Expenses	
6110 Gross Salaries	488,000
6140 Payroll Taxes	35,878
6170 Health Insurance	15,251
6210 Payroll Fees	1,497
6240 Continued Education	148
Total for 6000 Payroll Expenses	**540,774**
7200 Facilities	
7210 Computer Supplies & SW	6,521
7225 Internet Access	7,997
7240 Insurance Expense	13,785
7250 Rent	67,200
7251 Auto Lease Payments	7,174
7255 Moving Expenses	233
7270 Office Supplies	5,025
7280 Postage and Delivery	3,309
7290 Utilities	1,003

Total for 7200 Facilities	**112,246**
7300 Travel & Entertainment	
7330 Ground Transportation	8,212
7340 Meals and Entertainment	14,386
7350 Parking	177
7360 Airfare	16,598
7370 Hotel	10,412
7380 Travel misc expenses	1,534
Total for 7300 Travel & Entertainment	**51,319**
7400 Professional Fees	
7410 Accounting Fees	11,600
7420 Legal Fees	201,630
7430 Tax Filing Fees	
7480 Consultants & Contrators	486,713
Total for 7400 Professional Fees	**699,943**
7500 Marketing	
7520 Marketing Services	5,000
7530 Online Marketing	18,094
7540 Public Relations	2,735
7550 Conferences & Seminars	5,517
7560 Promotional Material	54
7570 Product Design	
Total for 7500 Marketing	**31,400**
7600 Administrative Expenses	
7610 Bank Service Charges	1,618
7620 Licenses and Permits	29,182
7630 Software Services	
7860 Application software	5,069
7870 Website development	
Total for 7630 Software Services	**5,069**
7635 Merchant Fees	1,100

Total for 7600 Administrative Expenses	**36,969**
7800 Research & Development	
7801 Lab Supplies	98,722
Total for 7800 Research & Development	**98,722**
Total for Expenses	**1,571,374**
Net Operating Income	**(1,323,031)**
Other Income	
8000 Interest Income	6
8010 Cashback Rewards	1,537
Total for Other Income	**1,543**
Other Expenses	
7650 Interest Expense	144,154
7990 Taxes	1,861
Total for Other Expenses	**146,015**
Net Other Income	**(144,472)**
Net Income	**(1,467,503)**

Etherdyne Technologies, Inc.
Yearly Statement of Cash Flows
January 1, 2024-December 31, 2025

Full name	2025
OPERATING ACTIVITIES	
Net Income	(1,467,503)
Adjustments to reconcile Net Income to Net Cash provided by operations:	
1100 Accounts Receivable	(900)
1320 Inventory Asset	21,108
1360 Funds Held by StartEngine	(22,622)
1400 Prepaid Expenses	-
2000 Accounts Payable	(9,132)
2210 Accrued Liabilities:Accrued Expenses	110,275
2350 Deferred Payroll Liability	178,481
2410 Wells Fargo CC 0473	209
2430 BOA CC 9112	(47,225)
2450 BOA CC 6704	(8,266)
2460 Amex CC 91001	(186)
2530 Lease liability - current portion	64,712
2540 Short Term Loan:Loan from Owner	10,000
Total for Adjustments to reconcile Net Income to Net Cash provided by operations:	**296,453**
Net cash provided by operating activities	**(1,171,050)**
INVESTING ACTIVITIES	
1510 Right-of-Use Asset	(86,911)
Net cash provided by investing activities	**(86,911)**
FINANCING ACTIVITIES	
2470 Convertible Note	630,029
2475 Convertible Note:Convertible note - accumualted interest	130,741
2480 Lease liability - non current portion	22,199
3540 Series A-5 Investment	169,000
3610 Start engine funding	402,833

3700 Issuance Cost	(64,867)
Net cash provided by financing activities	**1,289,935**
NET CASH INCREASE FOR PERIOD	**31,974**
Cash at the Begening of the period	42,436
Cash at the End of the period	**74,410**

Description	Class A CommonStock		Class F CommonStock		Series A-1 PreferredStock		Series A-2 PreferredStock		Series A-3 PreferredStock		Series A-4 PreferredStock		Series A-5 PreferredStock		SAFE funding	Issuance	Retained earnings	Total
	Shares	Value	Shares	Value	Shares	Value	Shares	Value	Shares	Value	Shares	Value	Shares	Value	Value		Value	Value
Balance as on Dec 31st 2023	**981,298**	**130**	**6,256,250**	**334**	**1,607,548**	**1,999,999**	**1,753,207**	**1,749,972**	**466,798**	**999,998**	**143,473**	**276,620**	**-**	**-**	**-**	**-**	**(6,576,620)**	**(1,549,566)**
Net Income for the year 2024	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	(979,246)	(979,246)
Balance as on Dec 31st 2024	**981,298**	**130**	**6,256,250**	**334**	**1,607,548**	**1,999,999**	**1,753,207**	**1,749,972**	**466,798**	**999,998**	**143,473**	**276,620**	**-**	**-**	**-**	**-**	**(7,555,866)**	**(2,528,812)**
Conversion of Note into Shares - Series A5	-	-	-	-	-	-	-	-	-	-	-	-	1,562,669	2,725,060	-	-	-	2,725,060
Issuance of shares - Series A5	-	-	-	-	-	-	-	-	-	-	-	-	96,911	168,998	-	-	-	168,998
Issuance of SAFE Notes	-	-	-	-	-	-	-	-	-	-	-	-	-	-	402,833	-	-	402,833
Issuance cost on the SAFE notes	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	(64,867)	-	(64,867)
Net Income for the year 2024	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	(1,467,503)	(1,467,503)
Balance as on Dec 31st 2025	**981,298**	**130**	**6,256,250**	**334**	**1,607,548**	**1,999,999**	**1,753,207**	**1,749,972**	**466,798**	**999,998**	**143,473**	**276,620**	**1,659,580**	**2,894,059**	**402,833**	**(64,867)**	**(9,023,369)**	**(764,292)**

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ETHERDYNE TECHNOLOGIES, INC.
BALANCE SHEET
DECEMBER 31, 2025, AND 2024

	December 31, 2025		December 31, 2024	
Assets				
Current assets				
Cash and cash equivalents	$	74,410	$	42,436
Accounts receivables, net		900		-
Inventory		93,108		114,216
Other current assets		23,564		942
Total current assets		**191,982**		**157,594**
Non-current assets				
Right-of-use of asset, net		86,911		-
Total non-current assets		**86,911**		**-**
Total assets	**$**	**278,893**	**$**	**157,594**
Liabilities and stockholders' equity (deficit)				
Current liabilities				
Accounts payable and accrued expenses	$	447,456	$	346,313
Operating lease liability - current portion		64,712		-
Salary and post-employment benefits payable		271,773		93,292
Other current liabilities		35,803		91,270
Convertible debt - current portion		-		1,964,290
Total current liabilities		**819,743**		**2,495,166**
Non-current liabilities				
Operating lease liability - net of current portion		22,199		-
Due to Affiliates		201,240		191,240
Total non-current liabilities		**223,440**		**191,240**
Total liabilities		**1,043,183**		**2,686,406**
Commitments and contingencies				
Stockholders' equity (deficit)				
Common stock		465		465
Preferred stock		7,920,649		5,026,589
SAFE investments		402,833		-
Issuance cost		(64,867)		-
Accumulated deficit		(9,023,369)		(7,555,866)
Total stockholders' equity (deficit)		**(764,290)**		**(2,528,812)**
Total liabilities and stockholders' equity (deficit)	**$**	**278,893**	**$**	**157,594**

The accompanying notes are an integral part of these financial statements.

ETHERDYNE TECHNOLOGIES, INC.
STATEMENT OF OPERATIONS
FOR THE PERIOD JANUARY 01 TO DECEMBER 31, 2025, AND 2024

	December 31, 2025	December 31, 2024
Revenue	$ 465,988	$ 533,315
Cost of goods sold	217,645	146,134
Gross profit	**248,343**	**387,181**
Operating expenses		
Payroll Expenses	540,774	378,764
Facilities	112,246	107,020
Travel & Entertainment	51,319	41,146
Professional Fees	699,943	588,958
Marketing	31,400	5,787
Administrative Expenses	38,830	23,699
Research & Development	98,722	40,799
Total operating expenses	**1,573,235**	**1,186,172**
Operating loss	**(1,324,892)**	**(798,992)**
Other income/(expense), net:		
Interest expenses	(144,154)	(181,875)
Interest income and other	1,543	1,620
Total other income (expense), net	**(142,611)**	**(180,254)**
Net loss	**$ (1,467,503)**	**$ (979,246)**

The accompanying notes are an integral part of these financial statements.

ETHERDYNE TECHNOLOGIES, INC.
STATEMENT OF CASH FLOWS
FOR THE PERIOD JANUARY 01 TO DECEMBER 31, 2025 AND 2024

	December 31, 2025	December 31, 2024
Cash flows from operating activities		
Net loss	$ (1,467,503)	$ (979,246)
Adjustments to reconcile net loss to net cash used in operating activities:		
Non cash accrued Interest expense	130,741	165,789
Changes in assets and liabilities:		
Prepaid expenses and other current assets	(23,522)	(942)
Inventory Asset	21,108	43,371
Accounts payable & accrued expenses	101,143	87,506
Due to Affiliates	10,000	-
Salary and post-employment benefits payable	178,481	93,292
Other liabilities	(55,467)	4,532
Net cash used in operating activities	**(1,105,021)**	**(585,698)**
Cash flows from financing activities:		
Proceeds from issuance of Preferred shares	169,000	-
Proceeds from issuance of convertible notes	630,029	600,018
Proceeds from issuance of SAFE	337,965	-
Net cash generated from financing activities	**1,136,994**	**600,018**
Net increase in cash and cash equivalents	**31,974**	**14,320**
Cash and cash equivalents at beginning of the year	42,436	28,116
Cash and cash equivalents at end of the year	$ 74,410	$ 42,436

The accompanying notes are an integral part of these financial statements.

ETHERDYNE TECHNOLOGIES, INC.
NOTES TO THE FINANCIAL STATEMENTS
DECEMBER 31, 2025, AND 2024
(All amounts are in US Dollars except per share data and as stated otherwise)

1. Organization and principal activities

a) Business:

Etherdyne Technologies Inc. ("the Company") is a Delaware corporation incorporated pursuant to the General Corporation Law on May 23, 2016. The Company is headquartered in Santa Clara, California, and is engaged in the development and commercialization of advanced wireless power transmission technologies and related solutions.

The Company's core technology utilizes magnetic resonance-based wireless energy transfer systems designed to safely deliver power through the air within defined "Ether Power™ Zones." These solutions enable multiple devices to be powered or charged simultaneously without the need for direct cable connections or conventional battery dependency.

The principal activities of the Company include the research, design, engineering, development, licensing, and commercialization of wireless power platforms and Ether Power™ solutions for a wide range of consumer, commercial, industrial, and infrastructure applications. The Company's technologies are intended to support applications including consumer electronics, desktop and workspace solutions, retail displays, biomedical devices, smart infrastructure monitoring, lighting systems, and Internet of Things ("IoT") environments.

The Company owns an extensive portfolio of intellectual property, including multiple granted patents related to wireless energy transfer and magnetic resonance technologies. The Company collaborates with manufacturers, distributors, and technology partners to integrate its wireless power solutions into products and environments and seeks to commercialize its technology primarily through licensing arrangements, engineering support services, strategic partnerships, and related technology solutions.

The Company's long-term objective is to establish scalable wireless power infrastructure that enables continuous and flexible power delivery across residential, commercial, and industrial environments, with the goal of reducing reliance on traditional wired charging systems and disposable batteries.

b) Going Concern

The accompanying financial statements have been prepared assuming that the Company will continue as a going concern. The Company has incurred recurring operating losses and negative cash flows from operations since inception and has historically financed its operations primarily through the issuance of preferred stock, convertible promissory notes, and other equity-linked financing arrangements.

During the current year, the Company entered a Regulation Crowdfunding ("Reg CF") engagement and posting agreement with StartEngine Primary LLC and StartEngine Secure LLC to facilitate a proposed capital raise of up to $5,000,000 through the issuance of securities, including Crowdfunding SAFE ("Simple Agreement for Future Equity") instruments. The Company previously raised capital through issuances of preferred shares and convertible notes and is currently seeking additional financing through the issuance of Crowd SAFE instruments to support ongoing operations, product development activities, commercialization efforts, and working capital requirements. It should be noted that the company has not decided that they will use this fundraising method or not and there is no requirement that they must use the StartEngine platform to raise funds.

The company has started a new Convertible Note offering as of April, 2026, that will fund the company through the first quarter of 2027. They expect to raise $1,500,000 from this Note offering and have already executed at least one note for approximately $150,000. The company is engaged with multiple parties wishing to participate in their next pricing round which they expect to raise between $5,000,000 and $7,000,00. The company believes that after this

pricing round they will be sufficiently funded to reach a position of being funded by revenue. No additional fundraising is planned.

Management believes that the planned fundraising activities, together with continued cost management initiatives and strategic partnerships, will provide additional liquidity to support the Company's operations. However, there can be no assurance that the Company will be successful in raising additional capital on acceptable terms, or at all.

The company has demonstrated flexibility in the operational expenses in order match their current and near term cash situation. This flexibility has allowed them to continue as a going concern when their cash position was low and to invest more in the company when cash was adequate.

However, these conditions raise doubt about the Company's ability to continue as a going concern within one year after the date the financial statements are issued.

The financial statements do not include any adjustments relating to the recoverability and classification of recorded assets or the amounts and classification of liabilities that might result from the outcome of this uncertainty.

2.   **Summary of significant Accounting Policies**

   a)   **Basis of Presentation**

The accompanying financial statements have been prepared in accordance with accounting principles generally accepted in the United States ("GAAP and reflect all adjustments consisting only of normal recurring adjustments of the Company, which are, in opinion of management, necessary for a fair presentation of the financial position as of December 31, 2025 and 2024, and the results of operations, and cash flows for the years presented. Any reference in these notes to applicable guidance is meant to refer to GAAP as found in the Accounting Standards Codification ("ASC") and Accounting Standards Updates ("ASU") promulgated by the Financial Accounting Standards Board ("FASB").

   b)   **Use of Estimates**

The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results, as determined later, could differ from those estimates. Significant estimates used in preparing these financial statements include the realization of deferred tax assets, timing of the recognition of research and development costs, fair value of debt and equity-based instruments, and future obligations under employee benefit plans.

   c)   **Cash and Cash Equivalents**

Cash includes all highly liquid instruments with a maturity of three months or less when purchased. VTI and VHI maintain their cash balances in financial institutions that are insured by the Federal Deposit Insurance Corporation ("FDIC"). The Company has not experienced any credit losses associated with its balances in such accounts. Cash held in the U.S. bank account of VTI as of December 31, 2025, and 2024, was $74,410 and $ 42,436 respectively.

   d)   **Accounts Receivable, net**

Accounts receivables are generally recorded at the invoiced amounts, net of an allowance for expected losses. The Company establishes credit terms for new customers based upon management's review of their credit information and project terms and performs ongoing credit evaluations of its customers, adjusting credit terms when management believes appropriate based upon payment history and an assessment of the customer's current credit worthiness. The Company follows *Financial Instruments - Credit Losses (Topic 326) Measurement of Credit Losses on Financial Instrumen*ts, which removed all current thresholds and requires entities under the new current expected credit loss ("CECL") model to recognize an allowance for credit losses for the difference between the amortized cost basis of a financial instrument and the amount of amortized cost that an entity expects to collect over the instrument's contractual life. The new CECL model is based on expected losses rather than losses incurred.

Management determined that no allowance for doubtful accounts was necessary as of December 31, 2025, and December 31, 2024.

e) Revenue Recognition

The Company recognizes revenue under ASC Topic 606, "*Revenue from Contracts with Customers*" ("ASC 606"). The Company determines revenue recognition through the following steps:

- Step 1: Identify the contract with the customer;

- Step 2: Identify the performance obligations in the contract;

- Step 3: Determine the transaction price;

- Step 4: Allocate the transaction price to the performance obligations in the contract; and

- Step 5: Recognize revenue when the company satisfies a performance obligation.

The Company recognizes revenue in accordance with Accounting Standards Codification ("ASC") Topic 606, *Revenue from Contracts with Customers*. Revenue is recognized when control of promised goods or services is transferred to customers in an amount that reflects the consideration the Company expects to receive in exchange for those goods or services.

The Company's revenue is primarily derived from technology licensing arrangements, development and engineering support services, evaluation kits, wireless power receivers and related components, and strategic collaboration arrangements associated with the commercialization of the Company's Ether Power™ wireless power technology platform.

The Company develops magnetic resonance-based wireless power transmission solutions that enable multiple devices to receive power simultaneously within defined Ether Power™ Zones. The Company collaborates with manufacturers, technology partners, and solution providers to integrate its wireless power technology into consumer electronics, retail displays, infrastructure monitoring systems, biomedical devices, and other commercial applications.

Revenue from product sales is recognized at the point in time when control of the products is transferred to the customer, upon shipment or delivery. Revenue from licensing arrangements and engineering or development services is recognized over time or at a point in time depending on the nature of the underlying contractual performance obligations.

The Company may also generate revenue from evaluation kits provided to research and development teams for prototyping and testing of Ether Power™ solutions.

f) Cost of products sold

Cost of goods sold primarily consists of inventory consumed and direct product-related costs associated with the Company's wireless power transmission products and charging devices, including power receivers and related electronic components.

Cost of goods sold is calculated based on beginning inventory, plus inventory purchases and direct procurement costs incurred during the period, less ending inventory. The Company records inventory at the lower of cost or net realizable value using the FIFO method.

g) Research and Development Expenses

Research and development costs are expensed as incurred. Research and development expenses consist of internal and external expenses. Internal expenses include employee compensation and overheads. External expenses include development, clinical trials, statistical analysis and report writing, and regulatory compliance costs incurred with clinical research organizations and other third-party vendors. At the end of the reporting period, the Company compares payments made to third-party service providers to the estimated progress toward completion of the

6

research or development objectives. Such estimates are subject to change as additional information becomes available. Depending on the timing of payments to the service providers and the progress that the Company estimates have been made as a result of the service provided, the Company may record net prepaid or accrued expenses relating to these costs. Payments made to third parties that perform research and development services on the Company's behalf are expensed as services are rendered, or as contractually agreed.

h) Leases

ASC Topic 842, "*Leases*", establishes a right-of-use ("ROU") model that requires a lessee to recognize a ROU asset and lease liability on the balance sheet for all leases with a term longer than 12 months. Leases will be classified as either finance or operating, with classification affecting the pattern and classification of expense recognition in the income statement. Lessor accounting under the new standard is substantially unchanged. Additional qualitative and quantitative disclosures are also required.

The Company adopted the following practical expedients and accounting policies elections related to this standard:

- Short-term lease accounting policy election allowing lessees to not recognize ROU assets and liabilities for leases with a term of 12 months or less; option to not separate lease and non-lease components in the Company's lease contracts; and

- The package of practical expedients applied to all its leases, including
    (i) not reassessing whether any expired or existing contracts are or contain leases,
    (ii) not reassessing the lease classification for any expired or existing leases, and
    (iii) not reassessing the capitalization of initial direct costs for any existing leases.

Disclosures related to the amount, timing and uncertainty of cash flows arising from leases are included in Note

i) Recent accounting pronouncements

From time to time, new accounting pronouncements are issued by the FASB and are early adopted by the Company or adopted as of the specified effective date. There were no recent accounting pronouncements that impacted the Company or are expected to have a significant effect on its financial statements.

3. Inventory

Inventory consists primarily of wireless power receivers, charging components, electronic modules, and other devices and materials used in the Company's wireless power transmission and charging solutions. Inventory is stated at the lower of cost or net realizable value, with cost determined using the first-in, first-out ("FIFO") method.

Management provided the inventory quantities and balances as of the reporting date. Cost of goods sold is determined based on the beginning inventory balance, plus purchases during the period, less ending inventory balance.

The Company periodically reviews inventory for excess, obsolete, or slow-moving items and records reserves, when necessary, based on estimated future demand and market conditions.

Inventory balance as of December 31, 2025, and 2024 are $114,216 and $93,108 respectively.

4. Other current assets

Other current assets primarily consist of prepaid expenses, receivables from crowdfunding platform providers, and other short-term assets expected to be realized within one year from the balance sheet date.

	December 31, 2025	December 31, 2024

Prepaid expenses	$	942	$	942
Funds Held by Startengine		22,622		-
Total	**$**	**23,564**	**$**	**942**

In connection with the Company's Regulation Crowdfunding offering conducted through StartEngine Primary LLC ("StartEngine"), a portion of the offering proceeds is temporarily held by StartEngine pursuant to the terms of the platform agreement to cover potential investor chargebacks, ACH returns, and other related contingencies. As of December 31, 2025, the Company recorded $22,622 as receivable by platform provider within other current assets in the accompanying balance sheet. The Company expects the balance to be released upon satisfaction of the holdback conditions specified in the agreement.

Prepaid expenses consist primarily of prepaid directors' and officers' insurance.

5. **Accounts payable and accrued expenses**

Accounts payable and accrued expenses as of December 31, 2025, and 2024 consist of the following:

	December 31, 2025		December 31, 2024	
Accounts payable	$	263,281	$	272,413
Accrued expenses		184,175		73900
Total	**$**	**346,313**	**$**	**447,456**

6. **Salary and post-employment benefits payable**

The Company has deferred payment of salaries for certain employees as part of its ongoing cash flow management initiatives. Accordingly, unpaid compensation earned by employees as of the balance sheet date has been accrued and included within Salary and post-employment benefits payable in the accompanying balance sheets.

Accrued payroll taxes related to the deferred compensation have also been recorded based on estimated applicable payroll tax rates and historical payroll payment percentages derived from prior payroll processing and remittance practices.

As of December 31, 2025, and December 31, 2024, the outstanding accrued salaries and related payroll tax liabilities amounted to approximately $271,773 and $93,292, respectively. Management expects these obligations to be settled in future periods subject to the Company's liquidity and operating cash flows.

Management periodically evaluates the adequacy of accrued compensation and related payroll tax liabilities and adjusts the accruals as additional information becomes available or payments are made.

7. **Convertible Note**

Convertible Debt

Commencing in October 2020 through February 2024, the Company began raising money through the issuance of a compulsorily convertible promissory note (the "Promissory Note") pursuant to a Subscription Agreement (the "Subscription Agreement"). The Promissory Note was issued as the sale of up to $2,335,007 of secured convertible promissory notes (collectively, the "Promissory Notes") for a period of three years of maturity. The Promissory Notes bear interest at a rate of twelve percent (12%) per annum, on a non-compounding basis, and are due and payable on the earlier of (i) the date upon which the Promissory Notes are converted into equity securities of the Company, or (ii) at maturity in three (3) years ("Maturity Date").

The value of the Convertible Notes for the years ended December 31, 2025, and 2024 are summarized as follows:

	Year ended December 31, 2025	Year ended December 31, 2024
Balance, beginning of the period	$ 1,964,290	$ 1,198,483
Additional notes issued	630,029	600,018
Interest accrued	130,741	165,789
Conversion of notes and accrued interest to Series A5 shares	(2,725,060)	-
Total	**$ -**	**$ 1,964,290**

In connection with Series A5, all the Convertible Notes were converted into shares of 1,562,669 of Series A-5 Preferred Stock. Since the terms of the conversion were as specified in the original Promissory Notes and Bridge Notes agreement and the debt was not modified or extinguished, pursuant to ASC 470-20-40-4 (as amended by ASU 2020-06), there is no recognition of any additional interest expense upon conversion.

8. **Common Stock and Preferred Stock**

The Company is authorized to issue multiple classes of common stock and preferred stock in accordance with its Certificate of Incorporation.

As of December 31, 2025, the Company had authorized 26,900,000 shares of common stock, consisting of 20,000,000 shares of Class A Common Stock and 6,900,000 shares of Class F Common Stock. The Company also had authorized shares of preferred stock designated as Series A-1, Series A-2, Series A-3, Series A-4, and Series A-5 Preferred Stock.

The holders of common stock are entitled to one vote per share and are entitled to receive dividends when and if declared by the Board of Directors, subject to the rights and preferences of preferred stockholders.

Historically, the Company financed its operations through issuances of preferred stock, convertible promissory notes, and other equity-linked financing arrangements. During the year ended [Balance Sheet Date], the Company completed a Series A-5 Preferred Stock financing transaction pursuant to which the Company issued an aggregate of 1,659,580 shares of Series A-5 Preferred Stock at a conversion and issuance price of $1.74385 per share.

Of the total Series A-5 shares issued, 1,562,669 shares were issued upon the conversion of outstanding convertible promissory notes and related accrued interest with an aggregate conversion value of approximately $2,725,060. The remaining 96,911 shares were issued to investors for aggregate cash proceeds of approximately $168,998.

The conversion of the convertible notes and accrued interest into Series A-5 Preferred Stock was accounted for as a non-cash financing activity and resulted in the extinguishment of the related debt obligations and reclassification into stockholders' equity.

The preferred stock includes certain rights and preferences, including liquidation preferences, conversion rights, dividend rights, and other protective provisions as defined in the Company's amended and restated certificate of incorporation and related financing agreements.

During the current period, the Company also initiated fundraising activities through crowdfunding arrangements, including the issuance of Crowd SAFE (Simple Agreement for Future Equity) instruments through the StartEngine crowdfunding platform.

The Company maintains the 2016 Equity Incentive Plan, under which stock options and other equity-based awards may be granted to employees, directors, advisors, and consultants. Equity-based compensation is recognized in accordance with applicable accounting guidance based on the grant date fair value of the awards.

As of December 31, 2025, the issued and outstanding shares consisted primarily of:

- 981,298 shares of Class A Common Stock,
- 6,256,250 shares of Class F Common Stock,
- 1,607,548 shares of Series A-1 Preferred Stock,
- 1,753,207 shares of Series A-2 Preferred Stock,
- 466,798 shares of Series A-3 Preferred Stock,
- 143,473 shares of Series A-4 Preferred Stock, and
- 1,659,580 shares of Series A-5 Preferred Stock

The Company periodically evaluates its capitalization structure and may issue additional equity securities to support future operations, strategic initiatives, and capital raising activities.

9. Leases

The Company leases offices and laboratory space in India, which were automatically extended for two one-year periods ending December 2026, with payments ranging from $5,600 per month. The Company intends to renew the leases through April 2027 as allowed under the lease agreement. In the U.S., the Company has month-to-month shared space arrangements, and therefore, there is no requirement to record a right of use asset and related liability.

Operating leases are presented in the Company's Balance Sheets as right-of-use assets, net, operating lease liability– current portion, and operating lease liability, net of current portion. The assets and liabilities from our leases are recognized at the lease commencement date based on the present value of remaining lease payments over the lease term using the Company's incremental borrowing rates. Short-term leases, which have an initial term of 12 months or less, are not recorded on the balance sheet. As the Company's operating leases do not provide implicit rates, the Company has utilized its incremental borrowing rate, determined based on the long-term borrowing costs of companies with similar credit profiles, to record its lease obligations. For operating leases, the Company recognizes the minimum rental expense on a straight-line basis based on the fixed components of a lease arrangement. The Company will amortize this expense over the term of the lease beginning with the lease commencement date.

The following table presents information about the amount and timing of liabilities arising from the Company's operating leases as of December 31, 2025:

Lease payments – 2026	$	67,200
Lease payments – 2027		22,400
Total undiscounted operating lease payments		89,600
Less: Imputed interest		(2,689)
Present value of operating lease liabilities	$	**86,911**
Current portion of lease liability	$	64,712
Long-term portion of lease liability		22,199
Total lease liability	$	**86,911**

The Right of Use Asset on December 31, 2025, of $86,911 will be amortized over the 1 year remaining under the lease term. The Right of Use Asset balance on December 31, 2024, was $Nil. Rent expense was approximately $67,200 and $67,200 for the years ended December 31, 2025, and 2024 respectively.

10. Commitments and contingencies

As of December 31, 2025, and 2024, the Company had no outstanding claims or litigation and had no liabilities recorded for loss contingencies.

11. Revenue

The Company's revenue is primarily derived from technology licensing arrangements, development and engineering support services, evaluation kits, wireless power receivers and related components, and strategic collaboration arrangements associated with the commercialization of the Company's Ether Power™ wireless power technology platform

	Year ending December 31, 2025	Year ending December 31, 2024
Sale of product income	$ 351,488	$ 348756
Support and maintenance fees	114,500	184,550
Total	$ 465,988	$ 533,315

12. Related party transactions –

The Company incurred compensation expense to Board of Directors Jeffrey Yen recognized as payroll expenses in the Statements of Operations amounting to approximately $96,000 for each of the years ended December 31, 2025 and 2024, The amount outstanding to Jeffrey Yen as of December 31, 2025 and 2024 is approximately $100,000 and $50,000, respectively, which is included in Salary and post-employment benefits payable in Balance Sheet.

The Company incurred compensation expense to second Board of Directors Robert Mofatt recognized as payroll expenses in the Statements of Operations amounting to approximately $96,000 for each of the years ended December 31, 2025 and 2024, The amount outstanding to such Directors as of December 31, 2025 and 2024 is approximately $87,000 and $37,000, respectively, which is included in Salary and post-employment benefits payable in Balance Sheet.

The Company incurred compensation expenses to the Chief Financial Officer/ Chief Operating officer of the Company Leon Hounshell recognized as payroll expenses in the Statements of Operations amounting to approximately $122,000 for the years ended December 31, 2025, The amount outstanding as of December 31, 2025, to the CEO is $66,000, which is included in Salary and Employment Benefits Payable in Balance Sheets.

Certain owners (Jeffrey Yen) has provided long-term advances to the Company from time to time, amounting to approximately $201,240 and $191,240 on December 31, 2025, and 2024, respectively. This is included Due To Affiliates in the accompanying Balance Sheets and is yet to be repaid as of the date of these financial statements.

13. Subsequent events –

For the financial statements as at and for the year ended December 31, 2025, we have evaluated subsequent events through the date the financial statements were available to be issued and determined that there have been no events that have occurred that would require adjustments to our disclosures in the financial statements, except as described below.

From January 1, 2026, through May 14, 2026, the Company raised proceeds of $680,081 (net of issuance cost) through a Regulation Crowdfunding offering conducted pursuant to the Company's agreement with the StartEngine crowdfunding platform. The financing consisted primarily of the issuance of Crowd SAFE (Simple Agreement for Future Equity) instruments and other equity-related securities to investors.

The company started a new Convertible Note offering as of April, 2026, that will fund the company through the first quarter of 2027. They expect to raise $1,500,000 from this Note offering and have already executed at least one note for approximately $150,000. The company is engaged with multiple parties wishing to participate in their next pricing round which they expect to raise between $5,000,000 and $7,000,00. The company believes that after this pricing round they will be sufficiently funded to reach a position of being funded by revenue. No additional fundraising is planned.

I, Jeffrey Yen, the Chief Executive Officers of Etherdyne Technologies, Inc., hereby certify that the financial statements of Etherdyne Technologies, Inc. and notes thereto for the periods ending 2024 and 2025 included in this Form C offering statement are true and complete in all material respects and that the information below reflects accurately the information reported on our federal income tax returns.

Etherdyne Technologies, Inc. has not yet filed its federal tax return for 2025.

IN WITNESS THEREOF, this Chief Executive Officer's Financial Statement Certification has been executed as of the May 15, 2026.

DocuSigned by:

Jeffrey Yen

CD9B0F2893E24EF...

Chief Executive Office

May 15, 2026